John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com
November 2, 2011
VIA E-MAIL and FEDERAL EXPRESS
Rebecca Marquigny
Senior Counsel
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A) Separate Account H
Registration Statement on Form N-4 (File Nos. 333-176431 and 811-04113)
Venture Opportunity O-Series (JHUSA)

John Hancock Life Insurance Company of New York Separate Account A
Registration Statement on Form N-4 (File Nos. 333-176430 and 811-06584)
Venture Opportunity O-Series (JHNY)
Dear Ms. Marquigny:
On behalf of John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York (the “Companies”), and on behalf of John Hancock Life Insurance Company (U.S.A.) Separate Account H and John Hancock Life Insurance Company of New York Separate Account A (the “Registrants”), we respectfully submit this correspondence via EDGAR to respond to your comment letter dated October 18, 2011 (the “October 18 comments”). The comment letter is with respect to our August 22, 2011 filings of initial Registration Statements on Form N-4 under the Securities Act of 1933, as amended (the “Act”) (Accession Numbers 0000950123-11-079167 and 0000950123-11-079168) (the “August 22nd Filings”) for the above-referenced registrations of a flexible purchase payment deferred variable annuity contract to be issued by the Companies (the “Contract”).
Your October 18 comments are shown in italics below. We use underlines to show additions and ~~strikethroughs~~ to show deletions to the text of the Contract prospectus that was included in the August 22nd Filings (the “Prospectus”). We intend to file a revised Prospectus (the “Revised Prospectus”) that will incorporate these changes, together with other changes noted in this letter and edits of an updating nature, as part of a pre-effective amendment to each of the respective August 22nd Filings (the “Pre-Effective Amendments”). Our cover letters for the filings of the Pre-Effective Amendments will request that each of the respective registration statements receive an accelerated effective date of December 5, 2011.

Rebecca Marquigny, Esq.
SEC Office of Insurance Products
November 2, 2011

1. General: Completeness. Please include a representation to the effect that the prospectus contains all material provisions of the contract and that any variations are pursuant to state law. If any provision varies based on state law, specifically disclose this in the description of the feature and identify any elements that may vary (e.g., length of free-look period, what may be returned pursuant to free look, limits on loan amounts etc.).
RESPONSE: The Prospectus contains the following disclosure at the beginning of “II. Overview”:
We disclose all material features and benefits of the Contracts in this Prospectus. Insurance laws and regulations apply to us in every state in which our Contracts are sold. As a result, a Contract purchased in one state may have terms and conditions that vary from the terms and conditions of a Contract purchased in a different jurisdiction. We disclose all material variations in this Prospectus.
In addition, we will make the following changes in the Revised Prospectus:
In the fourth paragraph under “The Separate Accounts” in “IV. General Information about Us, the Separate Accounts and the Portfolios”:
We reserve the right, subject to compliance with applicable law:, to add other Subaccounts;~~,~~ to eliminate existing Subaccounts;~~,~~ to combine Subaccounts or transfer assets in one Subaccount to another Subaccount that we, or an affiliated company, may establish;~~,~~ or (in states where permitted) to restrict or prohibit additional allocations to a Subaccount. We will not eliminate existing Subaccounts or combine Subaccounts without the prior approval of the appropriate state or federal regulatory authorities.
In the first paragraph under “Accumulation Period Provisions — Purchase Payments” in “V. Description of the Contract”:
You may make Purchase Payments to us at our Annuities Service Center at any time. The minimum initial Purchase Payment is $10,000. Additional Purchase Payments must be at least $30. All Purchase Payments must be in U.S. dollars. We may provide for Purchase Payments to be automatically withdrawn from your bank account on a periodic basis. If a Purchase Payment would cause your contract values in this Contract plus (in states where permitted) any other variable annuity contracts with the same Owner or Annuitant, issued by us or our affiliates (your “total contract values”), to exceed $1 million, or if your total contract values already exceed $1 million, you must obtain our approval in order to make the Purchase Payment. Additionally, (again, in states where permitted) we reserve the right to limit or refuse any Additional Purchase Payments after the first Contract Year. There may be additional restrictions on Purchase Payments if you purchase an Income Plus For Life® 12.11 Series Rider. See “VI. Optional Benefits — Restrictions on Additional Purchase Payments.”

Rebecca Marquigny, Esq.
SEC Office of Insurance Products
November 2, 2011

In the second paragraph of the “Fixed Annuity Options” section under “Pay-out Period Provisions — Annuity Options” in “V. Description of the Contract”:
We determine the amount of each Fixed Annuity payment by applying the portion of the proceeds (minus any applicable Purchase Payment Based Charge and premium taxes) applied to purchase the Fixed Annuity to the appropriate annuity factor table in the Contract. If the table we are currently ~~then~~ using is more favorable to you, we will substitute that table. For Contracts issued in New York, we apply the more favorable rate to an amount equal to the greater of (a) 95% of the Contract Value or (b) the amount that would be available upon surrender of the Contract. If you choose an Annuity Option that is not guaranteed in the Contract, we will use the appropriate table that we are currently offering. We guarantee the dollar amount of Fixed Annuity payments.
In the first paragraph under “Pay-out Period Provisions — Determination of Amount of the First Variable Annuity Payment ” in “V. Description of the Contract”:
We determine the first Variable Annuity payment by applying the portion of the proceeds (minus any applicable Purchase Payment Based Charge and premium taxes) applied to purchase a Variable Annuity to the annuity factor tables contained in the Contract. If the annuity factor table we are currently using is more favorable to you, we will substitute that table. For Contracts issued in New York, we apply the more favorable rate to an amount equal to the greater of (a) 95% of the Contract Value or (b) the amount that would be available upon surrender of the Contract. We will determine the amount of the Contract Value as of the date not more than ten Business Days prior to the Annuity Commencement Date. We will reduce Contract Value used to determine annuity payments by any applicable Purchase Payment Based Charge and premium taxes.
In the “Other Contract Provisions — Ownership” section in “V. Description of the Contract”:
Prior to the Maturity Date, the Contract Owner is the person(s) designated in the Contract specifications page or as subsequently named. We do not permit joint ownership of Contracts purchased by a non-natural person (such as a corporation or a trust) or held for the benefit of such an entity, and in Connecticut we do not permit the substitution or addition of an Owner that purchases the Contract for investment purposes. On and after the Annuity Commencement Date, the Annuitant is the Contract Owner. If amounts become payable to any Beneficiary under the Contract, the Beneficiary becomes the Contract Owner.
You must make any requests to change ownership in writing and we must receive such written change at the Annuities Service Center.

Rebecca Marquigny, Esq.
SEC Office of Insurance Products
November 2, 2011

Before requesting a change of ownership or making an assignment of your Contract, you should consider:
•	A change of ownership may be treated as a distribution from the Contract and subject to tax. We consider a collateral assignment to be a distribution from the Contract, and we will report any taxable amounts as may be required.

•	In states where permitted, a~~A~~ change of ownership may result in termination of a qualified minimum withdrawal benefit guarantee (see “VI. Optional Benefits”).

•	An addition of any Contract Owner may result in a reduction of the death benefit. We may reset the death benefit to an amount equal to the Contract Value as of the date of the change of ownership, and treat that amount as a “Purchase Payment” made on the same date for purposes of computing further adjustments to the amount of the death benefit.

•	In states where permitted, a~~A~~ substitution of any Contract Owner may result in a reduction of the death benefit. We may reset the death benefit to an amount equal to the Contract Value.

•	A change of ownership (or collateral assignment) will be subject to the rights of any irrevocable Beneficiary.

•	You may not change ownership or make a collateral assignment after the earlier of the Maturity Date or the Annuity Commencement Date.

•	Contracts issued to a Qualified Plan may be subject to restrictions on transferability. For example, Qualified Contracts generally may not be transferred except by the trustee of an exempt employees’ trust which is part of a retirement plan qualified under section 401 of the Code or as otherwise permitted by applicable Treasury Department regulations. You may not be able to sell, assign, transfer, discount or pledge (as collateral for a loan or as security for the performance of an obligation, or for any other purpose) a Qualified Contract to any person other than us.
We assume no liability for any payments made or actions taken before a change is approved or an assignment is received or accepted (as applicable in the state where your Contract is issued). We assume no responsibility for the validity or sufficiency of any assignment. An absolute assignment or ownership change will revoke the interest of any revocable Beneficiary.
2. Glossary (pp. 1-4). If correct, please insert the word “sales” before “charge” at the beginning of the “Purchase Payment Based Charge” definition. Also, for clarity, please define “earnings” or revise the definition of “Unliquidated Purchase Payments” using in more precise terms.
RESPONSE: We will make the following Glossary changes in the Revised Prospectus:

Rebecca Marquigny, Esq.
SEC Office of Insurance Products
November 2, 2011

Purchase Payment Based Charge: A sales charge we deduct from your Contract Value on each Contract Anniversary during the first seven years after you make each Purchase Payment.
Unliquidated Purchase Payments: The amount of all Purchase Payments in the Contract net of any prior gross withdrawals of Purchase Payments ~~in excess of earnings~~ that have been taken to date.
We will also make the following change under “Withdrawal Charges — Amounts to Which Withdrawal Charges Do Apply” in “VII. Charges and Deductions”:
Amounts to Which Withdrawal Charges Do Apply
We first allocate a withdrawal to accumulated earnings as described below, next to any “free Withdrawal Amount” in excess of accumulated earnings and finally to “unliquidated Purchase Payments” (i.e., the amount of all Purchase Payments in the Contract net of any prior gross withdrawals of Purchase Payments ~~in excess of earnings~~ that have been taken to date).
3. Policy Benefits Summary (pp. 6-11).
a. How can I invest money in the Contract? Please reconcile the disclosure sections describing the initial purchase payment allocation and free-look provisions that apply to contracts issued in California. Page 6 says initial purchase payments on certain California-issued contracts “will be allocated” to the Money Market Option for the first 30 days while page 10 says Registrant “will... permit you to elect to allocate” the purchase payment to the other variable options during this period. If correct, consider recharacterizing the page 6 disclosure as the default procedure that applies when a contractowner does not affirmatively elect other investment options before the end of the waiting period. Please make conforming changes wherever else the California free-look provision is mentioned (e.g., pages 13, 36, etc.).
RESPONSE: We will make the following change in the Revised Prospectus under “Can I return my Contract” in “II. Overview”:
(Applicable to Contracts issued in California Only) For Contracts issued in California to persons 60 years of age or older, your Purchase Payment will be allocated to the Money Market Variable Investment Option (or another Investment Option if you choose) for the first 30 days after the date the Contract is delivered to you. At the end of this 30-day period, we will automatically transfer any ~~the~~ Contract Value in the Money Market Variable Investment Option to the ~~Contract’s other available~~ Variable Investment Options you select. See “V. Description of the Contract — Other Contract Provisions — Right to Review.”
We will also make the following change in the paragraph following the table of minimum and maximum total Portfolio operating expenses in “III. Fee Tables”:

Rebecca Marquigny, Esq.
SEC Office of Insurance Products
November 2, 2011

(Applicable to Contracts issued in California Only) For Contracts issued in California to persons age 60 or older, you may cancel the Contract by returning it to our Annuities Service Center or agent at any time within 30 days after receiving it. We will allocate your Purchase Payment to the Money Market Variable Investment Option (or another Investment Option if you choose) during this period and thereafter transfer it to the Variable Investment Options you select (see “V. Description of the Contract — Other Contract Provisions — Right to Review” for additional information). The minimum annual net operating expenses during this 30 day period would be 0.75%.
b. What charges do I pay under the Contract? In a response letter filed on EDGAR, please confirm that the combination of Purchase Payment Based Charges and withdrawal charges is consistent with the provisions of Rule 6c-8 under the Investment Company Act of 1940.
RESPONSE: The combination of Purchase Payment Based Charges and withdrawal charges under the Contract does not ever exceed 9 percent of the Purchase Payments made to date, as demonstrated in the following table:

			Total Charge
			if Withdrawal
	Maximum Cumulative		Occurs at End
Age of	Purchase Payment Based	Maximum Withdrawal	of Year
Purchase Payment	Charge	Charge	Shown
1	0.714%	5%	5.714%
2	1.428%	5%	6.428%
3	2.142%	4%	6.142%
4	2.856%	4%	6.856%
5	3.570%	3%	6.57%
6	4.284%	3%	7.284%
7	4.998%	2%	6.998%
c. Optional Benefit Riders: Income Plus For Life® 12.11 Series Rider. In the 3rd sentence under “Rider Benefit,” please insert the word “gross” between “your” and “annual” (so the revised sentence begins, “[i]f you limit your gross annual withdrawals...”) or explain why this change would not be appropriate. Also, please clarify the reference to “the earliest available Lifetime Income Date” which appears in this subsection and under the heading “Determination of Lifetime Income Amount.” Specifically, summarize the criteria used to set the Lifetime Income Date the first time this phrase is used. Alternatively, you may include this information in the glossary definition of the term.
RESPONSE: We will make the following changes in the Revised Prospectus to “What types of optional benefit Riders may I buy under the Contract? — Income Plus For Life® 12.11 Series Riders” in “II. Overview”:

Rebecca Marquigny, Esq.
SEC Office of Insurance Products
November 2, 2011

Rider Benefit. We designed the IPFL 12.11 Series Riders to make a Lifetime Income Amount available for annual withdrawals starting on the ~~earliest available~~ “Lifetime Income Date.”
You establish your Lifetime Income Amount by taking a withdrawal after the Lifetime Income Date. If you limit your gross annual withdrawals to the Lifetime Income Amount, we will make this benefit available for as long as you live, even if your Contract Value reduces to zero. You may elect to receive the Lifetime Income Amount automatically under our Income Made Easy program. We will pay the Lifetime Income Amount automatically during the Rider’s “Settlement Phase,” which begins when your Contract Value reduces below a minimum required amount and you satisfy the conditions described in the Rider.
and
Determination of Lifetime Income Amount. We determine the initial Lifetime Income Amount on the ~~earliest available~~ Lifetime Income Date. To do this, we multiply the Benefit Base then in effect by the Benefit Rate applicable to your Contract. We will recalculate the Lifetime Income Amount if you do not take any withdrawals or annuitize the Contract during the next Contract Year. We describe the Benefit Rates we use to calculate the Lifetime Income Amount on the ~~earliest available~~ Lifetime Income Date, as well as ~~and~~ certain age requirements and limitations on Credits, in “VI. Optional Benefits.”
The deletion of the phrase “earliest available” before “Lifetime Income Date” will also be made throughout the text of the Revised Prospectus. In addition, we will make the following change to the Glossary:
Lifetime Income Date: The date on which the Lifetime Income Amount guarantee begins. In most cases the Lifetime Income Date is the Contract Anniversary immediately preceding the date the youngest Covered Person turns age 59 1/2. However, the Lifetime Income Date is the date you purchase the Rider (the Rider’s “effective date”) if the youngest Covered Person will turn age 59 1/2 or older during the first Contract Year.
4. Transaction Expense Table: Sales Charge (p. 12). Please present the maximum Purchase Payment Based Charge as a separate line item and state the amount of the charge solely as a percentage of Purchase Payments. If Registrant wishes to present the chart in the table after the maximum charge line, the Staff will not object provided the base value for the percentage is identified more precisely. Is it a percentage of the current Purchase Payment or a percentage of cumulative purchase payments including the new one? Please clarify the corresponding footnote as well.
RESPONSE: We will add the following line item to the Purchase Payment Based Charges tables in “II. Fee Tables” and “VII. Charges and Deductions” in the Revised Prospectus for the maximum Purchase Payment Based Charge:

Rebecca Marquigny, Esq.
SEC Office of Insurance Products
November 2, 2011

Contract Owner Transaction Expenses1
John Hancock USA
John Hancock New York
Purchase Payment Based Charges

Maximum Purchase Payment Based Charge[2]	Annual	0.714%

	Cumulative 7-year	5.00%

	Purchase Payment Based Charge as a Percentage of current
Total Purchase Payment Amount	Purchase Payment~~3~~4
(including current Purchase	Deducted annually on each	Cumulative charge after
Payment)~~2~~3	Contract Anniversary	seven Contract Anniversaries~~4~~5
Up to $49,999.99	0.714%	5.00%
$50,000 to $99,999.99	0.643%	4.50%
$100,000 to $249,999.99	0.500%	3.50%
$250,000 to $499,999.99	0.357%	2.50%
$500,000 to $999,999.99	0.286%	2.00%
$1,000,000 and over	0.179%	1.25%

[1]	State premium taxes may also apply to your Contract, which currently range from 0.04% to 3.50% of each Purchase Payment (see “VII. Charges and Deductions — Premium Taxes”).

[2]	The Purchase Payment Based Charge is an annual charge payable each year for seven years (5.00% maximum) and deducted annually (0.714% maximum). The charges reflected are the maximum charge percentages, as a percentage of a Purchase Payment (see “VII. Charges and Deductions — Purchase Payment Based Charges”).

~~2~~3	All Purchase Payments received within the first 90 days from your Contract Date are treated as one Purchase Payment for purposes of determining your initial Purchase Payment Based Charge. For Additional Purchase Payments made on the 91st day after Contract issue and any subsequent day, your Purchase Payment Based Charge is determined by the total Purchase Payments made to your Contract as of the date we receive the “new” Additional Purchase Payment (see “VII. Charges and Deductions — Purchase Payment Based Charges”).

~~3~~4	We calculate the Purchase Payment Based Charge applicable to any current Purchase Payment on the Contract Anniversary following the date we receive that ~~a~~ Purchase Payment. We deduct the Purchase Payment Based Charge annually on each Contract Anniversary for seven consecutive Contract Years. Once the Purchase Payment Charge has been established, the percentage is fixed and will not change for the seven years applicable to that particular Purchase Payment, even if you make Additional Purchase Payments or take withdrawals (see “VII. Charges and Deductions — Purchase Payment Based Charges”).

~~4~~5	The annual deductions shown in the table are rounded to the nearest 1/100 percent.
5. Detailed Portfolio Fee Tables (p. 15-16). Please specifically identify the portfolios and classes referred to in footnote 2 for both the first and second tables. Also, for consistency, please use 0.00% or “—” to designate funds for which no acquired fund fees and expenses are estimated. The first table uses the former and the other two the latter.

Rebecca Marquigny, Esq.
SEC Office of Insurance Products
November 2, 2011

RESPONSE: We will make the following changes in the Revised Prospectus to the Portfolio expense tables (note that the John Hancock Variable Insurance Trust uses the term “series” to denote its classes):
Portfolio Expenses for Contracts with an IPFL 12.11 Series Rider:

		Distribution		Acquired	Total Annual
	Management	and Service	Other	Portfolio Fees	Operating
Portfolio/Series	Fee	(12b-1) Fees	Expenses	and Expenses[1]	Expenses[1]
Lifestyle Balanced PS Series[2]
Series II	0.05%	0.25%	0.04%	0.68%	1.02%
Lifestyle Conservative PS Series[2]
Series II	0.05%	0.25%	0.07%	0.63%	1.00%
Lifestyle Growth PS Series[2]
Series II	0.05%	0.25%	0.04%	0.70%	1.04%
Lifestyle Moderate PS Series[2]
Series II	0.05%	0.25%	0.07%	0.66%	1.03%
Bond PS Series[2]
Series II	0.65%	0.25%	0.06%	—~~0.00%~~	0.96%
Ultra Short Term Bond[2]
Series II	0.55%	0.25%	0.08%	—~~0.00%~~	0.88%

[1]	The “Total Annual Operating Expenses” include fees and expenses incurred indirectly by a Portfolio as a result of its investment in other investment companies (“Acquired Portfolio Fees and Expenses”). The Total Annual Operating Expenses shown may not correlate to the Portfolio’s ratio of expenses to average net assets shown in the “Financial Highlights” section of the Portfolio prospectus, which does not include Acquired Portfolio Fees and Expenses. Acquired Portfolio Fees and Expenses are based on the estimated indirect net expenses associated with the Portfolio’s investment in the underlying Portfolios.

[2]	Expenses are estimated for the Portfolios shown because they had ~~and classes that have~~ not commenced operations ~~or have an inception date of less than six months~~ as of December 31, 2010~~, expenses are estimated~~.
Portfolio Expenses for Contracts without an IPFL 12.11 Series Rider:

				Acquired	Total
		Distribution		Portfolio	Annual
	Management	and Service	Other	Fees and	Operating
Portfolio/Series	Fee	(12b-1) Fees	Expenses	Expenses[1]	Expenses[1]
Lifestyle Balanced
Series II	0.04%	0.25%	0.02%	0.70%	1.01%
Lifestyle Conservative
Series II	0.04%	0.25%	0.02%	0.66%	0.97%
Lifestyle Growth
Series II	0.04%	0.25%	0.02%	0.71%	1.02%
Lifestyle Moderate
Series II	0.04%	0.25%	0.02%	0.68%	0.99%
Ultra Short Term Bond[2]
Series II	0.55%	0.25%	0.08%	—	0.88%

[1]	The “Total Annual Operating Expenses” include fees and expenses incurred indirectly by a Portfolio as a result of its investment in other investment companies (“Acquired Portfolio Fees and Expenses”). The Total Annual Operating Expenses shown may not correlate to the Portfolio’s ratio of expenses to average net assets shown in the “Financial Highlights” section of the Portfolio prospectus, which does not include Acquired Portfolio Fees and Expenses. Acquired Portfolio Fees and Expenses are based on the estimated indirect net expenses associated with the Portfolio’s investment in the underlying Portfolios.

[2]	Expenses are estimated for the Ultra Short Term Bond Portfolios because it had ~~and classes that have~~ not commenced operations ~~or have an inception date of less than six months~~ as of December 31, 2010~~, expenses are estimated~~.

Rebecca Marquigny, Esq.
SEC Office of Insurance Products
November 2, 2011

6. Allocations Among Investment Options (p. 25).
a. Source Fund. Please define “Source Fund” in the glossary or the first time it is used in the text.
RESPONSE: We will make the following change in the Revised Prospectus under “Allocations Among Investment Options” in “V. Description of the Contract”:
Available Investment Options. If you purchase a Contract without an Income Plus For Life® 12.11 Series Rider, we restrict the Investment Options to which you may allocate your Contract Value. These Investment Options invest in the following Portfolios:
•	Lifestyle Balanced Trust

•	Lifestyle Conservative Trust

•	Lifestyle Growth Trust

•	Lifestyle Moderate Trust

•	Ultra Short Term Bond Trust
You may allocate your Contract Value to any combination of these Investment Options, and you may also use our DCA program from any other selected DCA Source Investment Option ~~Fund,~~ or any available DCA Fixed Investment Option in connection with your selected Investment Options (see “Special Transfer Services — Dollar Cost Averaging” in this section, below).
b. Right to Restrict Options. If the range of available investment options could be significantly limited by Registrant’s exercise of this right, please state this directly.
RESPONSE: We will make the following change in the Revised Prospectus under “Allocations Among Investment Options” in “V. Description of the Contract”:
We reserve the right to restrict Investment Options in your Investment Account at any time. If we restrict an Investment Option, you may not be able to transfer or allocate Contract Value or Purchase Payments to the restricted Investment Option after the date of the restriction. Any amounts you allocated to an Investment Option before we imposed restrictions will not be affected by such restrictions as long as it remains in that Investment Option. If we exercise this right, your ability to select from the range of available Investment Options under the Contract could be significantly limited.

Rebecca Marquigny, Esq.
SEC Office of Insurance Products
November 2, 2011

7. Special Transfer Services — Dollar Cost Averaging (pp. 27-28).
a. Credit and Recovery of Excess DCA Earnings. Since the interest rate credited on the DCA program is within the discretion of the Company and there is no charge for selecting the program, the meaning of and purpose for the disclosure in the 3rd paragraph is unclear. Please clarify or delete.
b. DCA Program Annual Yield. You state that the actual effective yield on DCA program interest will be substantially lower than the stated rate because DCA monthly transfers are designed to reduce the DCA account value over time. To avoid confusion, please consider offering contractowners average annual effective yield illustrations so the effect of the guaranteed interest rate is clear.
RESPONSE: We will revise the first four (now five) paragraphs in the “Special Transfer Services — Dollar Cost Averaging” section of the Revised Prospectus as follows to better explain our special rates and to clarify how we credit interest on the DCA Fixed Investment Option:
We administer a Dollar Cost Averaging (“DCA”) program. If you enter into a DCA agreement, you may elect, at no cost, to automatically transfer on a monthly basis a predetermined dollar amount from any Variable Investment Option, or from a DCA Fixed Investment Option we permit for this purpose (the “DCA Source Investment Option”), to other Variable Investment Options (the “Destination Investment Options”) until the amount in the DCA Source Investment Option is exhausted. You may allocate only Net Purchase Payments (and not existing Contract Values) to the DCA Fixed Investment Option.
If you elect the DCA Fixed Investment Option, we will credit the amounts allocated to this option with interest at the guaranteed interest rate in effect on the date of such allocation. The guaranteed interest rate we use for this purpose may change from time to time.
You may make Additional Purchase Payments (if otherwise allowable) while you are enrolled in a DCA program. If you do not provide us with express written allocation instructions for these Additional Purchase Payments, no amount will be allocated into your DCA Source Investment Option. Instead, the Net Purchase Payment amount will be allocated among the Destination Investment Options according to the allocation you selected upon enrollment in the DCA program.
From time to time, we may offer special DCA programs where we declare and credit a ~~the~~ rate of interest ~~credited~~ to a DCA Fixed Investment Option in excess of amounts we expect to earn on the supporting assets held in our General Account ~~exceeds our actual earnings on the supporting assets, less appropriate risk and expense adjustments~~. In such cases, we will use ~~recover any~~ amounts we may realize ~~credit to your account in excess of amounts earned by us on the assets in the General Account~~ from existing charges described in your Contract to cover the shortfall. Your Contract charges will not increase as a result of electing to participate in any special DCA program.

Rebecca Marquigny, Esq.
SEC Office of Insurance Products
November 2, 2011

We state the DCA Fixed Investment Option interest rate as an annual rate, but credit interest at a daily equivalent rate on amounts then held in the DCA Fixed Investment Option. The amount actually credited to your DCA Fixed Investment Option (the “effective yield”) will be lower than the annual rate times the amount you allocate to the DCA Fixed Investment Option. The difference may be substantial because your DCA Fixed Investment Option will decrease each month when we transfer amounts to your Destination Investment Options. ~~If the interest rate guaranteed for the DCA program is stated as an annual figure, you should be aware that the actual effective yield will be substantially lower than the stated rate, based on your DCA account balance diminishing through monthly transfers.~~ For example, assume you allocate ~~a deposit of~~ $100,000 into a 12 month DCA Fixed Investment Option  ~~account~~ at a stated annual rate of 7% with transfers beginning immediately. Because of monthly transfers, your interest earned will ~~yield~~ be $3,130.07 (~~or~~ an effective yield of 3.13%) at the end of the year, ~~in interest~~ rather than $7,000 (7%) ~~at the end of the year~~. Similarly, an allocation ~~A deposit~~ of $100,000 into a 6 month DCA Fixed Investment Option ~~account~~ at a stated annual rate of 5% with transfers beginning immediately will earn ~~yield~~ $1,019.21 (~~or~~ 1.02%) in interest rather than $5,000 (5%) at the end of the year. You may obtain more information about the interest earnings and effective yield on your DCA Fixed Investment Option, including an illustration, by contacting our Annuities Service Center.
8. The Systematic Withdrawal Program (p. 30). The 1st paragraph under this heading states that contractowners “may instruct us to withdraw a level dollar amount from specified Investment Options on a periodic basis.” This appears inconsistent with the disclosure on page 25 which states that contracts with the IPFL 12.11 Series Rider “may not specify the Investment Option from which you wish to make a withdrawal.” Please provide clarifying disclosure to reconcile these two statements.
RESPONSE: We will make the following change in the Revised Prospectus under “Special Withdrawal Services — The Systematic Withdrawal Program” in “V. Description of the Contract”:
Special Withdrawal Services — The Systematic Withdrawal Program
We administer a Systematic Withdrawal Program (“SWP”) which, after entering into a SWP agreement, permits you to pre-authorize a periodic exercise of the Contractual withdrawal rights described above. ~~After entering into a SWP agreement~~ For Contracts without an IPFL 12.11 Series Rider, you may instruct us to withdraw a level dollar amount from specified Investment Options on a periodic basis. For Contracts with an IPFL 12.11 Series Rider, we take withdrawals pro rata from all of your Investment Options. We limit the total of SWP withdrawals in a Contract Year to not more than 10% of the Purchase Payments made. The SWP is not available to Contracts participating in the DCA program or for which Purchase Payments are being automatically deducted from a bank account on a periodic basis. We reserve the right to suspend your ability to make Additional Purchase Payments while you are enrolled in a SWP. SWP withdrawals,

Rebecca Marquigny, Esq.
SEC Office of Insurance Products
November 2, 2011

like other withdrawals, may be subject to income tax and a 10% penalty tax. If you are interested in a SWP, you may obtain a separate authorization form and full information concerning the program and its restrictions from your financial advisor or our Annuities Service Center. There is no charge for participation in the SWP program.
9. Death Benefit During Accumulation Period (p. 30). Please add a plain English statement summarizing the effect of shifting from a dollar-for-dollar death benefit reduction for Income Plus Rider withdrawals to a pro rata reduction once withdrawals exceed the Lifetime Income Amount. (The related disclosure appears immediately following subparagraph (ii) under the bold “Amount of Death Benefit” heading below the middle of page 30.)
RESPONSE: We will make the following changes in the Revised Prospectus to “Death Benefit During Accumulation Period — Amount of Death Benefit” in “V. Description of the Contract”:
The death benefit is reduced in connection with withdrawals on a pro rata basis, by an amount equal to (i) multiplied by (ii) where:
(i)	is equal to the death benefit prior to the withdrawal; and

(ii)	is equal to the amount of the withdrawal divided by the Contract Value prior to the withdrawal.
If you purchase a Contract with an Income Plus for Life® 12.11 Series Rider, however, we will reduce the death benefit on a dollar for dollar basis for any withdrawals you make after the Lifetime Income Date until the total amount of withdrawals during a Contract Year equals the Lifetime Income Amount. Once your withdrawals exceed the Lifetime Income Amount, we will reduce the death benefit on a pro rata basis.
Reductions on a pro rata basis can be more or less than reductions on a dollar for dollar basis. For example, if your Contract Value is greater than the death benefit at the time of the Excess Withdrawal, the reduction of death benefit that we impose on a pro rata basis will be less than a reduction would be on a dollar for dollar basis for the amount of the Excess Withdrawal. Conversely, if your Contract Value is less than the amount of your death benefit at the time of an Excess Withdrawal, the reduction of death benefit that we impose on a pro rata basis will be greater than a reduction would be on a dollar for dollar basis for the amount of the Excess Withdrawal.
If you die during the Settlement Phase under an optional Income Plus For Life® 12.11 Series Rider, ~~however,~~ the death benefit will be the amount, if any, then payable under that Rider. Please read “VI. Optional Benefits” for more information.
10. Annuitant (p. 37). If correct, please revise the last sentence of this section to indicate that the Registrant will reduce the amount of each distribution payment to deduct any withdrawal charge that would have applied to the amount distributed. Otherwise, explain how the referenced reduction is calculated, when it is applied and its impact on the remaining payments or payment period.

Rebecca Marquigny, Esq.
SEC Office of Insurance Products
November 2, 2011

RESPONSE: We will make the following change in the Revised Prospectus to the final paragraph under “Annuitant” in “V. Description of the Contract”:
If any Annuitant is changed and any Contract Owner is not a natural person, we normally distribute the entire interest in the Contract to the Contract Owner within five years. We will reduce the amount distributed by any withdrawal charge and Purchase Payment Based Charge applicable at the time of the ~~charges that would otherwise apply upon~~ withdrawal.
11. IPFL 12.11 Rider: Joint Life Guarantee (p. 39). Please indicate whether the Rider can be revoked and, if so, provide a cross-reference to the relevant disclosure. Also, if applicable, please distinguish between revocation of the rider and the effect of declining an increased Rider fee (described on page 39).
RESPONSE: We will revise the disclosure in the second paragraph of the “Overview” section in “VI. Optional Benefits” to disclose the difference between revocation of the Rider and a declination of a fee increase, as follows:
You may elect to purchase these Riders only at the time you purchase a Contract. Once you elect a Rider and the right to cancel your Contract period expires (see “Other Contract Provisions — Right to Review” in “V. Description of the Contract”), you may not revoke (i.e., terminate) the~~se optional~~ benefits, terms and conditions or fees imposed under the Rider, but you may decline an increase in the rate of a Rider fee (see “Features of the IPFL 12.11 Series Riders — Rider Fee,” below).
In addition, we will revise the disclosure in the framed text under “Rider Fee” in “VI. Optional Benefits,” as follows:
If we decide to increase the rate of a Rider fee, you will receive advance notice and be given the opportunity of no less than 30 days to decline the rate increase. If we do not hear from you in that time, the increase will automatically go into effect. If you decline a scheduled Rider fee rate increase, your Rider will continue but the following changes will occur:
•	we will not increase the rate of the Rider fee;

•	you will no longer be eligible for any future Step-Ups;

•	you will no longer be eligible for any Credits after the later of the 10th Contract Anniversary or any subsequent Contract Anniversary for which the Owner first declines a scheduled Rider Fee rate increase. (i.e., we will not take away Credits for the 10th Contract Anniversary if we first increase the Rider Fee rate on the 12th Contract Anniversary (see “VI. Optional Benefits — Increases in Guaranteed Amounts”);

•	unless we consent otherwise, you will not be permitted to elect the Rider fee rate increase at a later time to re-establish your eligibility for Credits and Step-Ups.

Rebecca Marquigny, Esq.
SEC Office of Insurance Products
November 2, 2011

12. Rider Fee (p. 40). In the framed section about declining Rider fee increases, please state how Registrant will treat contractowners who provide no response to a Rider fee increase notice. If they are treated as though they have accepted the increase, state this. Otherwise, state the action(s) a contractowner must take to acknowledge and affirmatively accept the fee increase.
RESPONSE: Please refer to our response to comment number 11.
13. Benefit Rate: Attained Age (p. 42). Please consider substituting the word “turn” for “attain” in the passages that refer to the date someone “attains” a specified age. Rule 421. If the term “attain” has a different meaning, please explain that meaning the first time the term is used.
RESPONSE: We will replace the term “attain,” in all its forms, with plain-English terminology in the Revised Prospectus.
14. Reference Value: Steps One & Two (p. 44). In your response letter filed on EDGAR, please explain the impact of the DC A Fixed Investment Option value on the equations involved in the Portfolio Stabilization process. Does participation in a Dollar Cost Averaging program or investment in the DC A Fixed Investment Option have any material effect on the operation of the Portfolio Stabilization process? For example, does participation in a DCA Program increase (or decrease) the likelihood of a Portfolio Stabilization transfer? Explain.
RESPONSE: Participation in a Dollar Cost Averaging program or investment in the DCA Fixed Investment Option may have a range of effects on the operation of the Portfolio Stabilization Process. As noted in the “Step Three” disclosure in the Prospectus, the Portfolio Stabilization Process calculates the amount of Contract Value, if any, required to be invested in the Bond PS Subaccount on any Business Day based, inter alia, on a dollar-weighted Assumed Equity Allocation Factor (“AEAF”) applicable to the specific Lifestyle PS Subaccounts in which a Contract is invested.
The dollar-weighted AEAF does not apply to Contract Value that has been allocated to the Bond PS Subaccount, the Ultra Short Term Bond Subaccount or the DCA Fixed Investment Option. Accordingly, the more a Contract is invested in any of these three Investment Options, as compared to Contract Value invested in the Lifestyle PS Subaccounts, the less likely the Portfolio Stabilization Process will result in an automatic transfer of Contract Value to the Bond PS Subaccount. (The likelihood of a transfer from the Bond PS Subaccount, however, may increase.)
As Contract Value is transferred out of the DCA Fixed Investment Option through the Dollar Cost Averaging program to specific Lifestyle PS Subaccounts, the Portfolio Stabilization Process will calculate a dollar-weighted AEAF on an increasing portion of the Contract Value. The impact of these transfers under the Dollar Cost Averaging program may have substantial, insubstantial or no effect on automatic transfers under the Portfolio Stabilization Process.

Rebecca Marquigny, Esq.
SEC Office of Insurance Products
November 2, 2011

15. Step Three: Calculation of “F” Variable (p. 46). The numerator in the equation solving for “F” (bottom of page 46) refers to a variable called the “RV Band.” Should this be “RV Ratio Band” instead? If so, please correct the term. Otherwise, please distinguish/describe this value.
RESPONSE: We will make the following correction in the Revised Prospectus to the equation in footnote 1 under “Operation of the Portfolio Stabilization Process — STEP THREE — Review Allocation of Contract Value” in “VI. Optional Benefits”:
For purposes of the Target Bond PS Subaccount Allocation, “F” is determined as follows:

F =	32 × WAEAF - 540 + RV Ratio Band × (WAEAF - 20)
5 × WAEAF
16. Withdrawal Charges (p. 62). In the section called “Amounts to Which Withdrawal Charges Do Apply,” please clarify the parenthetical description of “unliquidated Purchase Payments.” Specifically, does the phrase “net of any withdrawals in excess of earnings” refer to gross or net withdrawals?
RESPONSE: We will make the following changes in the Revised Prospectus under “Withdrawal Charges” in “VII. Charges and Deductions”:
Amounts to Which Withdrawal Charges Do Apply
We first allocate a withdrawal to accumulated earnings as described below, next to any “free Withdrawal Amount” in excess of accumulated earnings and finally to “unliquidated Purchase Payments” (i.e., the amount of all Purchase Payments in the Contract net of any prior gross withdrawals of Purchase Payments ~~in excess of earnings~~ that have been taken to date). We do not impose a withdrawal charge on amounts allocated to a free Withdrawal Amount. In any Contract Year, the free Withdrawal Amount for that year is the greater of:
•	10% of total Purchase Payments (less all prior withdrawals in that Contract Year); and

•	the accumulated earnings of the Contract (i.e., the excess of the Contract Value on the date of withdrawal over unliquidated Purchase Payments).
As stated in response to Comment number 2, this change will also be made to the definition of “unliquidated Purchase Payments” in the Glossary.
17. Waiver of Applicable Withdrawal Charge (p. 65). In or after the bold paragraph, please state the general manner in which the waiver terms may vary from state to state (e.g. definitions of “medically necessary,” required periods of confinement, etc.).
RESPONSE: We will make the following change in the Revised Prospectus under “Waiver of Applicable Withdrawal Charge — Confinement to Eligible Nursing Home” in “VII. Charges and Deductions”:

Rebecca Marquigny, Esq.
SEC Office of Insurance Products
November 2, 2011

The waiver described above is not available in all states and certain ~~terms~~ requirements for the determination of confinement or the eligibility of a nursing home may vary depending on the state of issue, as noted in your Contract. Withdrawals may be taxable and if made prior to age 59 1/2 may be subject to a 10% penalty tax (see “VIII. Federal Tax Matters”).
18. Exchanges of Annuity Contracts (p. 67). Please restate the “boot” example (middle paragraph under this heading) in plain English. Rule 421. The reviewer found the tax jargon more confusing than helpful.
RESPONSE: We will make the following changes in the Revised Prospectus to the “Nonqualified Contracts” section in “VIII. Federal Tax Matters”:
The tax rules applicable to the partial exchange of an annuity contract have been amended for partial exchanges that occur after October 23, 2011. If you exchange part of an existing contract after that date, and within 180 days of the exchange you receive a payment (e.g., you make a withdrawal) from either contract, all or a portion of the amount received could be includible in your income and also subject to a 10% penalty tax. The IRS has announced that it will apply general tax principles to determine the consequences of receiving such a payment. For example, the IRS could treat the payment as taxable ~~received could be taxed as a distribution from the particular contract or as “boot” on the partial exchange. A distribution would generally be includible in income~~ only to the extent of the gain in the particular contract from which the payment was received. Alternatively, the IRS could determine that the payment was an integrated part of the exchange. In that case, the payment ~~Boot~~ would be taxable ~~includible in income~~ to the extent of all the gain accumulated in the original ~~existing~~ contract at ~~as of~~ the time ~~date~~ of the partial exchange, regardless of whether the payment came from the existing contract or from the Contract received in the exchange. Application of general tax principles is dependent on the facts and circumstances of each case. However, a~~A~~mounts received as an annuity during the 180-day period are not subject to the new rules ~~restrictions~~, provided that the annuity payments will be made for a period of at least 10 years or for a life or joint lives.
EXAMPLE: An annuity contract has $100,000 of contract value, of which $56,000 is gain and $44,000 is the Owner’s cost basis. The Owner does a partial exchange of 25% of the contract value. Of the $25,000 transferred to the new Contract, $14,000 represents gain and $11,000 represents cost basis transferred from the original contract. Two months after the partial exchange, the Owner takes a withdrawal from the new Contract in the amount of $17,000. If the IRS treats the withdrawal as a distribution from the new Contract, only $14,000 will be taxable as a distribution of income ($25,000 of Contract Value — $11,000 of cost basis in the new Contract). If instead the IRS determines that the withdrawal is part of the exchange, the entire $17,000 is taxable as income because there was $56,000 of gain in the original contract at the time of the exchange.

Rebecca Marquigny, Esq.
SEC Office of Insurance Products
November 2, 2011

19. Appendix C: Table A-2 (p. C-l). Please provide an additional example that reflects how the Portfolio Stabilization process applies after a contractowner declines a fee increase, passes an anniversary date on which s/he would have been eligible for a credit had the contractowner accepted the fee increase, and then takes an excess withdrawal subject to a withdrawal charge. If the Portfolio Stabilization process would reach the same result no matter how the contractowner responded to the fee increase, represent this in your response letter and do not add the additional example.
RESPONSE: Under this factual scenario, a Contract Owner’s failure to obtain a Credit would keep the Lifetime Income Amount at its present level, rather than at a slightly higher increment. Therefore, when the Owner takes an Excess Withdrawal, the amount of the withdrawal that is the Lifetime Income Amount would be slightly smaller. This difference is not likely to change whether or not a transfer occurs but may have a slight impact on the amount of the transfer. The portion of the withdrawal that is in excess of the Lifetime Income Amount would be slightly greater than the amount for a Contract that had received the Credit. Excess withdrawals reduce the Reference Value on a pro-rata basis and do not change the RV Ratio Band, so this difference in Excess Withdrawal amount will not have an impact on the Portfolio Stabilization Process. The impact of both a Lifetime Income Amount withdrawal and Excess Withdrawal will continue to apply as described in Table A-2.
20. Other Required Disclosure, Exhibits, and Representations. Any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement. We note that a significant number of the required exhibits are still pending and recommend that you provide them as soon as possible to provide the Staff with adequate time to ensure they satisfy all regulatory requirements. We further urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing nor does the participation in the comment process;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does participation in the comment process; and

Rebecca Marquigny, Esq.
SEC Office of Insurance Products
November 2, 2011

•	the insurance company may not assert this action or participation in the comment process as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
RESPONSE: In making any request for acceleration of the effective date of the Registration Statements, the Registrants will acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to this letter, the Contracts or the Registration Statements, please contact me at (617) 663-3192, or in my absence, please contact Arnold R. Bergman, Chief Counsel, at (617) 663-2184. Thank you.
Sincerely,
/s/ Thomas J. Loftus
Thomas J. Loftus
Senior Counsel — Annuities